The annual general meeting of Rio Tinto Limited will be held at 9:30am (AWST) on Thursday, 4 May 2023 at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. This document is important and requires your immediate attention. If you are unclear about the action you should take, contact your stockbroker, solicitor, accountant or other professional adviser immediately. If it becomes necessary or appropriate to make alternate arrangements to hold the meeting, shareholders will be given as much notice as possible. Updates will be made available at riotinto.com/agm. If you are unable to attend the annual general meeting in person, you can participate in the meeting online. Details on how to participate online can be found on page 6 of this notice. Further information will be made available at riotinto.com/agm. 2023 Notice of annual general meeting Rio Tinto Limited ABN 96 004 458 404 Registered office: Level 43, 120 Collins Street Melbourne Victoria 3000 EXHIBIT 99.3

Letter from the Chair Dear shareholders, I am excited to have joined a company with great people, world-class assets, and many emerging technologies and new partnerships. Our ambition is to deliver superior returns for our shareholders by becoming a leader in the global energy transition and finding better ways to provide the materials the world needs. Rio Tinto Limited’s annual general meeting will be held at 9:30am (AWST) on Thursday, 4 May 2023 at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. This notice of meeting describes the business that will be proposed at the meeting and sets out the procedures for your participation and voting. Your participation in the annual general meeting is important to Rio Tinto and a valuable opportunity for the Board to discuss with shareholders the priorities and performance of the Group. Please note that only shareholders, proxy holders and corporate representatives in attendance at the meeting will be eligible to ask questions of the Directors. Those shareholders who are unable to attend the meeting in person can participate online. In March this year, we welcomed Kaisa Hietala to the Board and we are pleased to include a resolution for her election at the annual general meetings. Kaisa brings a deep understanding of renewables and sustainability from her experience in the resources industry, as well as broad commercial capabilities, and these are all qualities that will be invaluable as we work to ensure Rio Tinto thrives in a decarbonising world. Kaisa’s appointment will also contribute to enhancing gender diversity on our Board, which remains a key focus area. Following her appointment, the proportion of women on our Board increased to 36%. During 2023, we will continue to refresh our Board capabilities and aim to regain appropriate gender balance on the Board. We expect to announce further Non-Executive Director appointments in the months to come. Mining and operational experience is a critical component of the overall skill set for the Rio Tinto Board and searches for new Non-Executive Directors with appropriate expertise and capability in this area are advancing well. As we continue to refresh the composition of our Board, it is important that we retain some of the experience and expertise of our longer serving Directors to complement the new perspectives of those who will be joining. Megan Clark will reach her nine-year tenure at the end of November 2023. The Board is of the view that Megan’s mining and operational background is important in this transitional period and that, more broadly, she continues to make a significant and valuable contribution in the boardroom. Her contributions to our discussions have always been robustly independent, and that remains the case. Megan has kindly agreed to remain as a Non-Executive Director until the end of November 2023. This year, the business of the meeting will also include three separate resolutions relating to remuneration. Two of these, Resolutions 2 and 3, are in relation to approval of the 2022 Remuneration Report as required under UK law and Australian law respectively. The third of these resolutions, Resolution 4, refreshes the approval previously granted by shareholders for the purposes of Australian law for the payment of potential termination benefits that are paid in accordance with our Remuneration Policy and practices. Approval in similar terms was most recently granted for three years in 2020, and we are seeking approval at this meeting for a further three years. Your Directors are unanimously of the opinion that all of the resolutions proposed in this notice are in the best interests of shareholders and of Rio Tinto as a whole. Accordingly, they recommend that you vote in favour of all of the resolutions proposed in this notice. Shareholders who are unable to participate in the meeting are strongly encouraged to complete and submit a proxy form by no later than 9:30am (AWST) on Tuesday, 2 May 2023 in line with the instructions on page 5. Submitting a proxy form will ensure your vote is recorded, but does not prevent you from participating and voting at the meeting either in person, or if you would like to do so online, as described on page 6. The corresponding Rio Tinto plc annual general meeting will take place in London on Thursday, 6 April 2023. The result of the votes on Resolutions 1 to 18 (inclusive), along with the results of the vote on Resolution 19 at the Rio Tinto Limited annual general meeting, will be announced to the relevant stock exchanges and posted on our website after the end of the Rio Tinto Limited annual general meeting. I look forward to welcoming you to the annual general meeting and thank you for your continued support of Rio Tinto. Yours sincerely Dominic Barton Chair 7 March 2023 2 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Notice is given that the annual general meeting of Rio Tinto Limited (the company) will be held at the BelleVue Ballroom, Level 3, the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia at 9:30am (AWST) on Thursday 4 May 2023, for the purposes set out below: Resolution 1 Receipt of the 2022 Annual Report To receive the financial statements, Strategic Report and the reports of the Directors and auditors for the year ended 31 December 2022. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report To receive and approve the Directors’ Remuneration Report: Implementation Report for the year ended 31 December 2022, as set out in the 2022 Annual Report on pages 110-113 and 118-135, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report (together, the Implementation Report). This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report To approve the Directors’ Remuneration Report for the year ended 31 December 2022, as set out in the 2022 Annual Report on pages 110-135. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits To approve for all purposes (including for the purposes of sections 200B and 200E of the Australian Corporations Act 2001) the giving of benefits to persons (Relevant Executives) who, from time to time, are key management personnel (KMP) of Rio Tinto Limited or who, from time to time, hold a managerial or executive office (as defined in the Australian Corporations Act 2001) in Rio Tinto Limited or a related body corporate, in connection with the person ceasing to hold an office, or position of employment, in Rio Tinto Limited or a related body corporate for a period of three years from the date the resolution is passed. Resolution 5 To elect Kaisa Hietala as a Director Resolution 6 To re-elect Dominic Barton BBM as a Director Resolution 7 To re-elect Megan Clark AC as a Director Resolution 8 To re-elect Peter Cunningham as a Director Resolution 9 To re-elect Simon Henry as a Director Resolution 10 To re-elect Sam Laidlaw as a Director Resolution 11 To re-elect Simon McKeon AO as a Director Resolution 12 To re-elect Jennifer Nason as a Director Resolution 13 To re-elect Jakob Stausholm as a Director Resolution 14 To re-elect Ngaire Woods CBE as a Director Resolution 15 To re-elect Ben Wyatt as a Director Resolution 16 Re-appointment of auditors To re-appoint KPMG LLP as auditors of Rio Tinto plc to hold office until the conclusion of Rio Tinto’s 2024 annual general meetings. Resolution 17 Remuneration of auditors To authorise the Audit & Risk Committee to determine the auditors’ remuneration. 3Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Notice of annual general meeting Resolution 18 Authority to make political donations To authorise Rio Tinto plc, and any company which is a subsidiary of Rio Tinto plc at the time this resolution is passed or becomes a subsidiary of Rio Tinto plc at any time during the period for which this resolution has effect, to: (a) make donations to political parties and independent election candidates; (b) make donations to political organisations other than political parties; and (c) incur political expenditure, provided that in each case any such donations or expenditure made by Rio Tinto plc or a subsidiary of Rio Tinto plc shall not exceed £50,000 per company, and that the total amount of all such donations and expenditure made by all companies to which this authority relates shall not exceed £100,000. This authority shall expire at the close of the annual general meeting of Rio Tinto Limited held in 2024 (or, if earlier, at the close of business on 5 July 2024). Resolution 19 Renewal of off-market and on-market share buy-back authorities To pass the following resolution as a special resolution: That approval is hereby given to buy-backs by Rio Tinto Limited of fully paid ordinary shares in Rio Tinto Limited (Ordinary Shares) in the period following this approval until (and including) the date of the Rio Tinto Limited 2024 annual general meeting or 2 May 2024 (whichever is the later) or, if earlier, the date on which shareholders next give approval to buy-backs by Rio Tinto Limited of fully paid Ordinary Shares: (a) under one or more off-market buy-back tender schemes in accordance with the terms described in the explanatory notes that accompany this notice (the Buy-Back Tenders); and/or (b) pursuant to on-market buy-backs by Rio Tinto Limited in accordance with the Listing Rules of the Australian Securities Exchange (ASX), but only to the extent that the number of Ordinary Shares bought back pursuant to the authority in this resolution, whether under any Buy-Back Tenders or pursuant to any on-market buy-backs, does not in that period exceed 55.6 million Ordinary Shares. Note: In accordance with Rio Tinto’s dual listed companies (DLC) structure, as Joint Decision Matters, Resolutions 1 to 18 (inclusive), will be voted on by Rio Tinto plc and Rio Tinto Limited shareholders as a joint electorate. Resolution 19 will be voted on by Rio Tinto Limited shareholders only. Resolutions 1 to 18 (inclusive) will be proposed as ordinary resolutions and Resolution 19 will be proposed as a special resolution. By order of the Board Tim Paine Steve Allen Joint Company Secretary Joint Company Secretary Level 43, 120 Collins Street Melbourne Victoria 3000 7 March 2023 4 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Further information about the meeting Shareholders entitled to vote For the purposes of the Corporations Act 2001 (the Corporations Act), Rio Tinto Limited has determined that securities of Rio Tinto Limited that are quoted securities at 7:00pm (AEST) on Tuesday, 2 May 2023 will be taken, for the purposes of the meeting, to be held by the persons who held them at that time. Voting exclusions Resolutions 2, 3 and 4 Rio Tinto will disregard any votes cast on Resolutions 2, 3 and 4: – by or on behalf of any person named in the Remuneration Report for the year ended 31 December 2022 as a member of KMP (as defined in the Corporations Act), or their closely related parties, regardless of the capacity in which the vote is cast; and – as a proxy by a person who is a member of KMP at the date of the meeting or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Resolutions 2, 3 or 4: – in accordance with a direction in the proxy form; or – by the chair of the meeting pursuant to an express authorisation to exercise the proxy. Any other current or potential future employee or Director of a Rio Tinto Group entity who wishes to preserve the benefit of Resolution 4 for themselves, must not vote and must ensure their associates do not vote on the resolution. However, they may cast a vote as a proxy for a person entitled to vote, provided they are voting in accordance with a direction on the proxy form. Voting by proxy A shareholder entitled to attend and vote at the meeting is entitled to appoint up to two proxies. A proxy need not be a shareholder of Rio Tinto Limited. If a shareholder appoints two proxies, the shareholder may specify the proportion or number of votes each proxy is appointed to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder’s votes. Fractions of votes will be disregarded. The proxy form contains instructions for appointing two proxies. Directing your proxy how to vote If a shareholder wishes to indicate how their proxy should vote, mark the appropriate boxes on the proxy form. If the shareholder directs the proxy how to vote on a resolution, and the proxy decides to vote as proxy on that resolution, the proxy must vote the way specified (subject to the other provisions of this notice, including the voting exclusions noted above). If the proxy is not directed, then the proxy may vote or abstain as he or she decides (subject to the other provisions of this notice, including the voting exclusions noted above). Chair as proxy If an appointed proxy does not attend the meeting or a proxy form is returned which does not contain the name of the proxy, the chair of the meeting will be taken to have been appointed as the proxy. If a shareholder specifies the way to vote on a resolution and the proxy defaults to the chair of the meeting, the chair must vote the proxy as directed. If the chair of the meeting is appointed, or taken to be appointed, as a proxy and the shareholder does not direct the proxy how to vote, then by completing and returning the proxy form, the shareholder will be expressly authorising the chair to vote as the chair sees fit, even though the Resolutions 2, 3 and 4 are connected directly or indirectly with the remuneration of a member of KMP. Voting intention of the chair The chair of the meeting intends to exercise all undirected proxies in favour of the resolutions. Proxy lodgement Shareholders can lodge their proxy forms online at www.investorvote.com.au and follow the prompts. To use this facility you will need your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), postcode and control number as shown on the proxy form. You will be taken to have signed the proxy form if you complete the instructions on the website by 9:30am (AWST) on Tuesday, 2 May 2023. If using the proxy form mailed to you, the proxy form, together with any power of attorney or authority under which it is signed, must be received by Rio Tinto Limited’s share registry at Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or at Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia), by 9:30am (AWST) on Tuesday, 2 May 2023. For intermediary online subscribers only (custodians), please visit www.intermediaryonline.com to submit your proxy. Voting arrangements under the dual listed companies structure The voting arrangements for shareholders under the Group’s DLC structure are explained in the shareholder information section in the 2022 Annual Report. 5Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Further information about the meeting Discussion and asking questions Shareholders eligible to vote at this meeting may submit written questions to the auditors, KPMG, to be answered at the meeting, provided the questions are relevant to the content of the auditors’ report or the conduct of the audit of the financial report for the year ended 31 December 2022. Shareholders may also pre-submit written questions to the company. All written questions must be received by no later than 5:00pm (AEST) on Thursday, 27 April 2023. Written questions can be submitted online at www.investorvote.com.au or sent to Computershare Investor Services Pty Ltd, GPO Box 242, Melbourne, Victoria, 3001, or Yarra Falls, 452 Johnston Street, Abbotsford, Victoria, 3067 or Rio Tinto Limited’s registered office or by facsimile to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia). Webcast and photography The annual general meeting will be webcast live and can be accessed at riotinto.com/agm. The live webcast may include the question and answer sessions with shareholders as well as background footage of those in attendance. Photographs may also be taken at the meeting and published in the media or used in future Rio Tinto publications. If you attend the annual general meeting in person you may be included in the webcast recording and photographs. Online participation Shareholders who are unable to attend in person can participate in the meeting, view and listen to proceedings, ask written and audio questions and vote in real time online. To access the meeting, visit https://web.lumiagm.com/304952781 on your computer, tablet or smartphone. You will need the latest version of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible. Meeting ID for the annual general meeting is: 304-952-781 Your username is your Shareholder Reference Number (SRN) or Holder Identification Number (HIN). Your password is your postcode registered on your holding if you are an Australian shareholder. For overseas shareholders it is your three letter country code. The list of country codes will be available at riotinto.com/agm. Appointed proxies: To receive your username and password to participate in the meeting, please contact Computershare Investor Services on +61 3 9415 4024 (in the hour prior to the meeting starting) to obtain your unique username and password. Guests: Guests can access the live meeting webcast at: https://web.lumiagm.com/304952781. Online registration will open at 8:30am (AWST), on Thursday, 4 May 2023 (one hour before the scheduled start time for the meeting). For the best shareholder experience, Rio Tinto recommends using a computer to access the Lumi website. Further details on accessing Lumi and joining the meeting, asking questions and voting, including the online user guide, will be made available prior to the meeting at riotinto.com/agm. Alternate arrangements If it becomes necessary or appropriate to make alternative or supplementary arrangements to hold the meeting, shareholders will be given as much notice as possible. Information relating to alternate arrangements will be communicated to shareholders by announcement to the ASX and published at riotinto.com/agm. 6 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Resolution 1 Receipt of the 2022 Annual Report The Directors are required by company law to present the 2022 Annual Report comprising the 2022 financial statements, the Strategic Report, the Directors’ Report and the Auditors’ Report to the annual general meeting (AGM). These can be accessed at riotinto.com/annualreport. Resolution 2 Approval of the Directors’ Remuneration Report: Implementation Report The Implementation Report for the year ended 31 December 2022, comprising the Annual Statement by the People & Remuneration Committee Chair and the Implementation Report, is set out on pages 110-113 and 118-135 of the 2022 Annual Report. The Implementation Report describes the remuneration arrangements in place for each Executive Director, other members of the Executive Committee and the Non-Executive Directors (including the Chair) during 2022. The Annual Statement by the People & Remuneration Committee Chair provides context to 2022 remuneration outcomes, together with information to help shareholders understand what the executives were paid in 2022. This resolution is advisory and is required for UK law purposes. Resolution 3 Approval of the Directors’ Remuneration Report The Directors’ Remuneration Report for the year ended 31 December 2022 consists of the Annual Statement by the People & Remuneration Committee Chair, a summary of the Remuneration Policy and the Implementation Report. The Remuneration Report is set out on pages 110-135 of the 2022 Annual Report. This resolution is advisory and is required for Australian law purposes. Resolution 4 Approval of potential termination benefits The law in Australia restricts the benefits which can be given to people who hold certain offices in Group companies in connection with cessation of office or employment, unless shareholder approval is obtained. The law is complex and affects our ability to treat employees across the Group consistently and/or abide by the terms of contractual commitments. As described in Appendix 1, approval is sought to give certain benefits to current and future Directors, members of the Executive Committee and other personnel in the Group in a manner that is consistent with our Remuneration Policy and practices. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approving termination benefits is considered a matter that affects the Group as a whole and will therefore be considered by shareholders of both Rio Tinto Limited and Rio Tinto plc. Approval was most recently sought, and given, by shareholders at the 2020 annual general meetings and was effective for three years from the date on which it was passed. If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. Resolutions 5–15 Election and re-election of Directors The Board has adopted a policy, whereby all Directors are required to seek re-election by shareholders on an annual basis. Accordingly, all Directors will retire and offer themselves for re-election except Kaisa Hietala. As announced in December 2022, Rio Tinto appointed Kaisa Hietala as an independent Non-Executive Director with effect from 1 March 2023. She is seeking election for the first time. Kaisa brings a deep understanding of renewables and sustainability from her experience in the resources industry, as well as broad commercial capabilities, and these are all qualities that will be invaluable to ensure Rio Tinto thrives in a decarbonising world. Rio Tinto has satisfactorily undertaken checks into Kaisa’s background and experience. Mining and operational experience is a critical component of the overall skill set for the Rio Tinto Board and searches for new Non-Executive Directors with appropriate expertise and capability in this area are advancing well. While the refresh of the composition of the Board continues, it is important to retain the experience and expertise of the longer serving Directors to complement the new perspectives of those who will be joining. Megan Clark will reach her nine-year tenure in November 2023. The Board is of the view that Megan’s mining and operational background is important in this transitional period and that, more broadly, she continues to make a significant and valuable contribution in the boardroom. Her contributions to discussions have always been robustly independent, and that remains the case. Megan has agreed to remain as a Non-Executive Director until the end of 2023. More generally, the Board is of the view that all of the Directors seeking election or re-election continue to be effective and their contribution supports the long-term sustainable success of the company. Each Director demonstrates the level of commitment required in connection with their role and the needs of the business (including making sufficient time available for Board and committee meetings and other duties). The skills and experience of each Director, which can be found below and on pages 90-91 of the 2022 Annual Report, demonstrate why their contribution is, and continues to be, important to Rio Tinto’s long-term sustainable success. The Board has also adopted a framework on Directors’ independence and is satisfied that each Non-Executive Director standing for election or re-election at the meeting is independent in accordance with this framework. Biographical details in support of each Director’s election or re-election are provided below. In addition, the committees on which each of the Non-Executive Directors serve are shown on pages 90-91 of the 2022 Annual Report. 7Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Kaisa Hietala Independent Non-Executive Director, M.Phil, M.S. Age 52. Appointed 1 March 2023. Skills and experience: Kaisa is an experienced executive with a strong track record of helping companies transform the challenges of environmental megatrends into business opportunities and growth. She began her career in upstream oil and gas exploration and, as Executive Vice President of Renewable Products at Neste Corporation, she played a central role in its commercial transformation into the world’s largest and most profitable producer of renewable products. She was formerly a Board member of Kemira Corporation (2016-2021). Current external appointments: Senior Independent Director of Smurfit Kappa Group plc since 2020, Non-Executive Director of Exxon Mobil Corporation since 2021, Chair of the Board of Tracegrow Ltd. since 2019 and a member of the Supervisory Board of Oulu University. Kaisa is recommended for election. Dominic Barton BBM Chair, BA (Hons), M.Phil, Age 60. Appointed April 2022. Chair from May 2022. Skills and experience: Dominic spent over 30 years at McKinsey & Company, including nine years as the Global Managing Partner and has also held a broad range of public sector leadership positions. He has served as Canada’s Ambassador to China, Chair of Canada’s Advisory Council for Economic Growth and Chair of the International Advisory Committee to the President of South Korea on National Future and Vision. Dominic brings a wealth of global business experience, including deep insight of geopolitics, corporate sustainability and governance. His business acumen and public sector experience position him to provide balanced guidance to Rio Tinto’s leadership team. Dominic believes in the competitive advantage of putting people at the heart of strategy and the role culture change will play in Rio Tinto’s future success. Current external appointments: Chair of LeapFrog Investments and Chancellor of the University of Waterloo. Dominic is recommended for re-election. Megan Clark AC Independent Non-Executive Director, BSc, PhD. Age 64. Appointed November 2014. Chair of the Sustainability Committee. Skills and experience: Megan’s experience in the mining and metals industry and in science, research and technology brings valuable insights on sustainable development and innovation to the Board. Previously, she was Head of the Australian Space Agency and Chief Executive of the Commonwealth Scientific and Industrial Research Organisation (CSIRO). Following mining and exploration roles with Western Mining Corporation, Megan was a Director at N M Rothschild and a Vice President Technology at BHP. Megan received the Australian Academy of Science Medal in 2019. Current external appointments: Non-Executive Director of CSL Limited since 2016, Chair of the Advisory Board of the Australian Space Agency, member of the Bank of America Global Advisory Council, member of the MITRE Australia Advisory Board and Deputy Chancellor Monash University. Megan is recommended for re-election. Peter Cunningham Chief Financial Officer, BA (Hons), Chartered Accountant (England and Wales). Age 56. Chief Financial Officer from June 2021. Skills and experience: As Chief Financial Officer, Peter brings extensive commercial expertise from working across the Group in various geographies. He is strongly focused on the decarbonisation of our assets, investing in the commodities essential for the energy transition and delivering attractive returns to shareholders while maintaining financial discipline. During almost three decades with Rio Tinto, Peter has held a number of senior leadership roles, including Group Controller, Chief Financial Officer – Organisational Resources, Global Head of Health, Safety, Environment & Communities, Head of Energy and Climate Strategy, and Head of Investor Relations. Current external appointments: None. Peter is recommended for re-election. Simon Henry Independent Non-Executive Director, MA, FCMA. Age 61. Appointed April 2017. Chair of the Audit & Risk Committee. Skills and experience: Simon has significant experience in global finance, corporate governance, mergers and acquisitions, international relations, and strategy. He draws on over 30 years’ experience at Royal Dutch Shell plc, where he was Chief Financial Officer between 2009 to 2017. Current external appointments: Senior Independent Director of Harbour Energy plc since April 2021, Adviser to the Board of Oxford Flow Ltd, member of the Board of the Audit Committee Chairs’ Independent Forum, member of the Advisory Board of the Centre for European Reform and Advisory Panel of the Chartered Institute of Management Accountants (CIMA), and trustee of the Cambridge China Development Trust. Simon is recommended for re-election. 8 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Sam Laidlaw Independent Non-Executive Director, MA, MBA. Age 67. Appointed February 2017; Senior Independent Director from May 2019. Chair of the People & Remuneration Committee. Skills and experience: Sam has more than 30 years’ experience of long-cycle, capital-intensive industries in which safety, the low-carbon transition and stakeholder management are critical. Sam has held a number of senior roles in the energy industry, including as CEO of both Enterprise Oil plc and Centrica plc. He was also a member of the UK Prime Minister’s Business Advisory Group. Current external appointments: Chair of Neptune Energy Group Holdings Ltd, Chair of the National Centre of Universities & Business, board member of Oxford Saïd Business School and advisory board member of the Smith School of Enterprise and Environment. Sam is recommended for re-election. Simon McKeon AO Independent Non-Executive Director, BCom, LLB, FAICD. Age 67. Appointed January 2019; Senior Independent Director, Rio Tinto Limited from September 2020. Skills and experience: Simon brings insights into sectors including financial services, law and government. He practised as a solicitor before working at Macquarie Group for 30 years, including as Executive Chair of its business in Victoria, Australia. Simon served as Chair of AMP Limited, MYOB Limited, and the Commonwealth Scientific and Industrial Research Organisation (CSIRO) and was the first President of the Australian Takeovers Panel. Simon is the designated Non-Executive Director for workforce engagement. Current external appointments: Chancellor of Monash University, Chair of the Australian Industry Energy Transitions Initiative Steering Group and Non-Executive Director of National Australia Bank Limited since February 2020. Simon is recommended for re-election. Jennifer Nason Independent Non-Executive Director, BA, BCom (Hons). Age 62. Appointed March 2020. Skills and experience: Jennifer has over 35 years’ experience in corporate finance and capital markets. She is the Global Chair of Investment Banking at JP Morgan, based in the US, and for the past 20 years, she has led the Technology, Media and Telecommunications global client practice. During her time at JP Morgan, she has also worked in the metals and mining sector team in Australia and co-founded and chaired the Investment Banking Women’s Network and sits on the Executive Committee for the Investment Bank. Current external appointments: Co-Chair of the American Australian Association. Jennifer is recommended for re-election. Jakob Stausholm Chief Executive, Ms Economics. Age 54. Appointed Chief Financial Officer September 2018; Chief Executive from January 2021. Skills and experience: As Chief Executive, Jakob brings strategic and commercial expertise, and governance experience. He is committed to rebuilding trust with communities, Traditional Owners and engaging broadly with stakeholders, including governments, partners and other business leaders. He continues to focus on improving operational performance, including through the Rio Tinto Safe Production System, creating and progressing value accretive growth options while remaining disciplined on capital allocation and delivering returns for shareholders. Jakob has over 20 years’ experience, primarily in senior finance roles at Maersk Group and Royal Dutch Shell plc, including in capital-intensive, long-cycle businesses, as well as in innovative technology and supply chain optimisation. He was also a Non-Executive Director of Woodside Petroleum and Statoil (now Equinor). Current external appointments: None. Jakob is recommended for re-election. Ngaire Woods CBE Independent Non-Executive Director, BA/LLB, D.Phil. Age 60. Appointed September 2020. Skills and experience: Ngaire is the founding Dean of the Blavatnik School of Government, Professor of Global Economic Governance and the Founder of the Global Economic Governance Programme at Oxford University. As a recognised expert in public policy, international development and governance, she has served as an adviser to the African Development Bank, the Asian Infrastructure Investment Bank, the Center for Global Development, the International Monetary Fund and the European Union. Current external appointments: Vice-Chair of the Governing Council of the Alfred Landecker Foundation and board member of the Mo Ibrahim Foundation, the Van Leer Foundation, and the Schwarzman Education Foundation and Member of the Conseil d’administration of the Institut National Du Service Public. Ngaire is recommended for re-election. 9Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions Ben Wyatt Independent Non-Executive Director, BA, LLB, MSc. Age 48. Appointed September 2021. Skills and experience: Ben had a prolific career in the Western Australian Parliament, before retiring in March 2021. He held a number of ministerial positions and became the first Indigenous treasurer of an Australian parliament. His extensive knowledge of public policy, finance, international trade and Indigenous affairs brings valuable insight and adds to the depth of knowledge on the Board. Ben was previously an officer in the Australian Army and went on to have a career in the legal profession as a barrister and solicitor. Current external appointments: Non-Executive Director of Woodside Petroleum Ltd since June 2021, APM Human Services International Limited from October 2022, Telethon Kids Institute from April 2021 and West Coast Eagles from May 2021 and member of the Advisory Committee of Australian Capital Equity. Ben is recommended for re-election. Resolutions 16-17 Re-appointment and remuneration of auditors Under UK law, the shareholders are required to approve the appointment of Rio Tinto plc’s auditor each year. The appointment runs until the conclusion of Rio Tinto’s 2024 AGMs. Under Rio Tinto’s DLC structure, the appointment of Rio Tinto plc’s auditors is a Joint Decision Matter and has therefore been considered by Rio Tinto Limited and Rio Tinto plc shareholders at each AGM since the DLC structure was established in 1995. On recommendation of the Audit & Risk Committee, the Board proposes the re-appointment of Rio Tinto plc’s current auditors. KPMG LLP have expressed their willingness to continue in office for a further year. In accordance with UK company law and good corporate governance practice, shareholders are also asked to authorise the Audit & Risk Committee to determine the auditors’ remuneration. Resolution 18 Authority to make political donations Under UK law there is a prohibition against making political donations without authorisation of a company’s shareholders in a general meeting. The authority being sought is not proposed or intended to alter Rio Tinto’s policy of not making political donations, within the normal meaning of that expression. However, the definitions of political donation, political expenditure and/or political organisation in the UK Companies Act are defined very widely. Because of this, it may be that some of Rio Tinto’s activities could fall within this definition and, without the necessary authorisation, Rio Tinto’s ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. In particular, the definition of political organisations may extend to bodies such as those concerned with policy review, law reform, the representation of the business community and special interest groups, such as those concerned with the environment. As a result, the definition may cover legitimate business activities that would not, in the ordinary sense, be considered to be political donations or political expenditure. The authority that the Board is requesting is a precautionary measure to ensure Rio Tinto does not inadvertently breach the UK Companies Act. In accordance with the United States Federal Election Campaign Act, Rio Tinto provides administrative support for the Rio Tinto America Political Action Committee (PAC). The PAC was created in 1990 and encourages voluntary employee participation in the political process. All Rio Tinto America PAC employee contributions are reviewed for compliance with federal and state law and are publicly reported in accordance with US election laws. The PAC is controlled by neither Rio Tinto nor any of its subsidiaries but instead by a governing board of five employee members on a voluntary basis. In 2022, contributions to Rio Tinto America PAC by 13 employees amounted to US$6,158.80, and Rio Tinto America PAC donated US$23,500 in political contributions in 2022. Accordingly, the Directors believe that supporting the authority sought in this resolution is in the interests of shareholders. Any expenditure that may be incurred under this authority will be disclosed in next year’s Annual Report. Details of political expenditure by Rio Tinto during the past year are set out on page 140 in the 2022 Annual Report. Words and expressions used in Resolution 18 that are defined in Part 14 of the UK Companies Act shall have the same meanings for the purposes of Resolution 18. Resolution 19 Renewal of off-market and on-market share buy-back authorities The Board is seeking shareholder approval to buy back Ordinary Shares during the period until the 2024 AGM or 2 May 2024 inclusive (whichever is the later) under one or more Buy-Back Tenders or on market, but subject to the cap set out below. Such authority would expire if a new buy-back approval is given by shareholders, and in any event is in addition to Rio Tinto Limited’s ability to undertake buy-backs under the Corporations Act, where shareholder approval is not required. If any Buy-Back Tender proceeds, a booklet containing further details in relation to the Buy-Back Tender (Buy-Back Booklet), including an invitation to participate and the terms of the relevant Buy-Back Tender, would be sent to shareholders. The terms of any such Buy-Back Tender would not be substantially different from the terms set out in Appendix 2. Off-market buy-back tenders can provide an advantageous method of returning capital. The benefits of a Buy-Back Tender may include the following: – a Buy-Back Tender can improve earnings per share and return on equity for shareholders who remain holding Ordinary Shares; 10 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions – participation is optional and shareholders have maximum flexibility to determine their participation to suit their own circumstances; – a Buy-Back Tender allows Rio Tinto Limited to determine the most appropriate number of Ordinary Shares to buy back based on shareholder demand; – a Buy-Back Tender should allow shareholders whose tenders are accepted to sell Ordinary Shares without incurring the usual brokerage costs; and – a Buy-Back Tender can provide an efficient means of returning capital to shareholders in Rio Tinto Limited and enables the Rio Tinto Group to maintain a more efficient capital structure and to reduce its cost of capital. Nonetheless, the Board may form the view that it is more appropriate for Rio Tinto Limited to buy back Ordinary Shares on market. On-market buy-backs allow Rio Tinto Limited to buy back shares over time, depending on market conditions and prices. Any such on-market buy-backs would occur in accordance with the Listing Rules of the ASX from time to time. Currently the Listing Rules state that the price at which Rio Tinto Limited buys back Ordinary Shares on market must not be more than 5% above the average market price (as that term is defined in those Listing Rules) of Ordinary Shares calculated over the last five days on which sales were recorded on the ASX prior to the day on which shares are to be bought back. Should the Board decide to proceed with buy-backs authorised under this resolution, such buy-backs would only occur if the Board believes that they could be undertaken without prejudicing the Group’s ability to maintain its dividend policy. The Board does not consider that any such buy-backs would pose any significant disadvantage to shareholders. Size of any buy-backs The authority sought by this resolution permits Rio Tinto Limited to buy back Ordinary Shares up to a limit of 55.6 million Ordinary Shares. This number represents approximately 15% of the 371,216,214 Ordinary Shares on issue in the capital of Rio Tinto Limited as at 27 February 2023, being the latest practicable date for information to be included in this notice (the Latest Practicable Date). Subject to the above limit, the number of Ordinary Shares to be bought back (if any) will be determined by the Directors. By way of example, if Ordinary Shares with a total value of A$1 billion are bought back under a Buy-Back Tender, and the buy-back price under that Buy-Back Tender is A$99.30 (this assumes, for illustrative purposes only, that the relevant market value at the time is A$115.46 and that the tender discount is set at 14%), the number of Ordinary Shares that would be bought back under the Buy-Back Tender would be approximately 10.07 million. Financial impact on Rio Tinto Limited The consideration paid under any Buy-Back Tenders or on-market buy-backs undertaken pursuant to this resolution would be cash and all Ordinary Shares bought back by Rio Tinto Limited would be cancelled. No decision has been made as to how any future buy-backs would be funded. The Board only intends to proceed with such buy-backs and fund them by debt if the funding required for any such buy-backs would be within the debt capacity of the Group and so would not be expected to have any adverse effect on existing operations or current investment plans. By way of illustration, the purchase of ordinary shares in the company with a total value of A$1 billion at exchange rates prevailing on 31 December 2022 would (if funded by debt), increase the Group’s net debt and reduce equity attributable to shareholders by US$675 and, on the basis of the Group’s 2022 financial statements, would increase the ratio of net debt to total capital by 1.2 percentage points, from 7.4% to approximately 8.6%. If they proceed, the precise impact of any buy-backs would not be known until they are completed, as this would depend on the buy-back price paid, the number of Ordinary Shares repurchased and the timing of the repurchases. Effect on control While all eligible shareholders in Rio Tinto Limited would have an opportunity to participate in any Buy-Back Tender, the percentage of each shareholder’s interest which may be bought back under a Buy-Back Tender would depend on a number of factors, including the discounts at which shareholders tender their Ordinary Shares, the number of Ordinary Shares they tender, the ultimate price set under the Buy-Back Tender, any required scale back and the number of Ordinary Shares bought back. The impact of each of these factors would not be known until after a Buy-Back Tender has closed. Similarly, under any on-market buy-back by Rio Tinto Limited, the percentage of shares bought back from a shareholder would depend on the number they seek to sell, the price at which they offer to sell and the number of shares Rio Tinto Limited buys back. Given the maximum aggregate size of any buy-backs authorised under Resolution 19, they would not be expected to have any change of control implications for Rio Tinto Limited or the Group. On its own, a Buy-Back Tender or an on-market buy-back by Rio Tinto Limited would reduce the number of Ordinary Shares in Rio Tinto Limited on issue as a proportion of the total number of ordinary shares on issue in the Group (that is, the ordinary shares on issue in Rio Tinto Limited and in Rio Tinto plc combined). However, the buy-back of Rio Tinto plc ordinary shares would also reduce the number of Rio Tinto plc ordinary shares on issue. Given the limit on the size of the buy-backs permitted under the authorities being sought, the Board believes that even if there is a change in this proportion, it would not have any material impact on the control of the Group or on the relative voting power of the shareholders in each of Rio Tinto Limited or Rio Tinto plc. 11Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Explanatory notes to the resolutions

Other information

Share price information

The closing price of Rio Tinto Limited's Ordinary Shares on the ASX on 27 February 2023 (being the Latest Practicable Date) was A$115.46. The highest and lowest closing prices and the average closing prices for the Ordinary Shares on the ASX during each of the prior four months were as follows:

Month	Lowest closing price A$[a]	Highest closing price A$[a]	Average closing price A$[b]
February 2023 (to 27 February 2023)	$115.46	$128.43	$123.37
January 2023	$115.43	$127.44	$122.33
December 2022	$111.94	$117.80	$115.12
November 2022	$90.49	$109.62	$101.81

(a) Based on the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

(b) Calculated as the average of the closing prices of the company's ordinary shares on the ASX for each trading day over the relevant month.

Australian tax considerations

Off-market buy-back (Buy-Back Tender)

For Australian taxation purposes, a Buy-Back Tender would constitute an "off-market" buy-back. Under current law, the price paid to shareholders to buy back their Ordinary Shares would have two components for Australian income tax purposes: a capital component and a deemed dividend component. The deemed dividend component is generally eligible to be treated as a franked dividend for tax purposes.

As part of the October 2022-23 Budget, the Federal Government announced changes to the tax legislation to align the tax treatment of off-market buy-backs by listed public companies with on-market buy-backs (discussed below). On 16 February 2023, legislation was introduced into Parliament that would, if enacted, give effect to the announcement. If enacted in its current form, the legislation would apply to all off-market buy-backs by listed public companies after 7:30pm (ACT time) 25 October 2022, and therefore would apply to any buy-back undertaken by Rio Tinto Limited through the Buy-Back Tender process.

If the Board elects to proceed with a Buy-Back Tender, further details on these matters would be provided to shareholders in the relevant Buy-Back Booklet, including an update on the progress of the proposed new off-market buy-back measures and their effect on any proposed buy-back by Rio Tinto Limited.

Whether or not the proposed new measures (in their current form) are enacted, the effect of a Buy-Back Tender would be to reduce Rio Tinto Limited's available franking credits.

On-market buy-back

If Rio Tinto Limited were to undertake an on-market buy-back, all of the price paid to shareholders to buy back their Ordinary Shares would, for Australian taxation purposes, be treated as consideration in respect of the sale of their shares. As such, no part of the price paid would be treated as a deemed dividend and so for a vendor shareholder, the disposal would be treated in the same way as any other disposal of shares on-market by the shareholder. For Rio Tinto Limited, the effect of an on-market buy-back may be to reduce its available franking credits, even though no part of the price paid to shareholders will be treated as a deemed dividend for tax purposes.

General comments

While Buy-Back Tenders and/or on-market buy-backs by Rio Tinto Limited may result in a reduction of available franking credits, the Board would only undertake such buy-backs where it believed that they would not prejudice Rio Tinto Limited's ability to fully frank its dividends for the reasonably foreseeable future.

Australian Securities and Investments Commission (ASIC)

Under the Corporations Act, a company is entitled to buy back shares under a selective buy-back (such as a Buy-Back Tender) provided that, among other things, the terms of the relevant buy-back agreement are approved by a special resolution passed at a general meeting of the company, with no votes being cast in favour of the resolution by any person, or their associates, whose shares are proposed to be bought back. Given that it is not possible to determine at this time whose Ordinary Shares would be acquired under any Buy-Back Tenders, ASIC has granted relief to permit all shareholders in Rio Tinto Limited to vote on Resolution 19.

Capital management programme

As in previous years, and to facilitate the Group's ongoing capital management programme, Rio Tinto plc shareholder approval will be sought to renew the authority for Rio Tinto plc and Rio Tinto Limited (or any of its subsidiaries) to make on-market purchases of shares in Rio Tinto plc. This includes the authority to allow shares in Rio Tinto plc purchased by Rio Tinto Limited (or any of its subsidiaries) to be repurchased by Rio Tinto plc on the terms set out in an agreement approved by Rio Tinto plc's shareholders and for those shares to be cancelled. If Rio Tinto Limited (or any of its subsidiaries) were to purchase Rio Tinto plc shares on-market it would sell them to Rio Tinto plc for cancellation. From the perspective of the Group's cash and gearing, whether Rio Tinto plc shares are bought back directly by Rio Tinto plc, or bought by Rio Tinto Limited and sold to Rio Tinto plc, is not material, as the latter of these transactions is internal to the Group. If a nominal price were paid by Rio Tinto plc for any shares bought from Rio Tinto Limited, it would result in a reduction of Rio Tinto Limited's retained earnings (to the extent of any difference between the price paid for the shares by Rio Tinto Limited and the sale price of those shares to Rio Tinto plc). However, the Directors would only proceed if they were confident they could do so without prejudicing Rio Tinto Limited's ability to maintain its dividend policy and to continue to be in a position to fully frank its dividends for the foreseeable future.

No new Ordinary Shares in Rio Tinto Limited have been issued since July 2009. However, to retain additional flexibility in the conduct of its capital management initiatives, the Board may consider issuing new shares in connection with employee share and incentive plans.

12 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Why shareholder approval is being sought Relevant law in Australia (sections 200B and 200E of the Corporations Act 2001 (the Act)) restricts the benefits (termination benefits) which can be given to certain individuals in connection with the individual ceasing employment or ceasing to hold an office with Rio Tinto. The effect of such restrictions would be to pre-empt in some cases, either the application of the Remuneration Policy which shareholders have approved, or conformity with the provisions of individuals’ pre-existing contracts of employment. The Act applies to individuals (Relevant Executives) who hold a managerial or executive office, as defined in the Act, in Rio Tinto Limited or a related body corporate or individuals who have held such an office during the last three years before they ceased to hold such an office or position of employment. This includes members of Rio Tinto’s Key Management Personnel (KMP) (note this includes all Rio Tinto Directors) and directors of subsidiary companies of Rio Tinto Limited. Under the Act, a Relevant Executive may only be given a termination benefit if it is approved by the relevant shareholders or an exemption applies. The exemptions include an exemption for benefits such as statutory entitlements to accrued annual and long-service leave, amounts required to be paid by law or by court order, certain types of “deferred bonuses” and, subject to certain conditions, payments made in accordance with a company’s redundancy policy. Beyond that, in general terms, certain benefits are permitted if they are within a monetary cap. This termination cap is broadly equivalent to the average 12-months’ base salary of the person concerned over the three years preceding cessation of office. If termination benefits are provided beyond those permitted by the Act, a breach of the Act can occur even if the Relevant Executive has a pre-existing contractual entitlement to the benefit. Having regard to the potentially wide application of the Act and the uncertainties it can cause, the Directors are of the view that it is appropriate and prudent to seek shareholder approval, as contemplated by the Act, so that termination benefits are able to be provided to Relevant Executives in conformity with the Remuneration Policy where applicable, without any risk of a breach of the Act. The approval being sought would create no change (and in particular no increase) to the termination benefits which would have otherwise been applied to an outgoing employee under the Remuneration Policy. Approval was most recently sought, and given, by shareholders at the 2020 AGMs and was effective for three years from the date on which it was passed. Global Group The Rio Tinto Group consists of Rio Tinto plc and Rio Tinto Limited and their respective subsidiaries (of which there are currently just over 500) under the DLC. These entities are incorporated in multiple jurisdictions across the world. The Boards and Executive Committees of Rio Tinto plc and Rio Tinto Limited are common (currently 20 people). Details of these 20 individuals are contained on pages 90-93 of the 2022 Annual Report. Relevant Executives are employed through a number of Group companies and many of them are employed outside Australia, on terms that are not typically the same as Australian employment contracts, but rather have been designed to be consistent with local practices and regulations. At this time we estimate that there are several hundred Relevant Executives that the Act could apply to. Rio Tinto operates in global and local markets where it competes for a limited pool of talented executives. As a global organisation, Rio Tinto also seeks to ensure that, to the extent possible, it can be consistent across the Group in the benefits it is able to offer and Rio Tinto also tries to ensure that people are not disadvantaged by moving to different roles or jurisdictions within the Group. These are not new benefits The Directors are of the view that the Group’s remuneration arrangements and strategy, including the termination benefits that are payable, are fair and reasonable for the Group and employees. The Group’s Remuneration Report has been voted on by shareholders each year since 2002 and the latest report is set out on pages 110-135 of the 2022 Annual Report. Shareholders are not being asked to approve any increase in the remuneration or benefits for any Relevant Executive, any changes to their underlying employment arrangements or their entitlements under any existing plans. No changes to the terms of current share plan rules nor any variations to the existing discretions of the Board or the People & Remuneration Committee are proposed. Rather, shareholders are being asked to approve Rio Tinto’s existing policy and practices, including the discretions of the Board and People & Remuneration Committee, so as to enable Rio Tinto to continue to operate its remuneration programmes, to support the Group’s strategy, as described in the Remuneration Report. In the time since approval for termination benefits was sought and obtained from shareholders in 2020, Rio Tinto has introduced a Consequence Management Framework, which is reported on in the 2021 Remuneration Report. The Consequence Management Framework does not alter the terms of any incentive plan or other benefit arrangements but it does provide guidance as to how the People & Remuneration Committee’s discretions to apply malus and clawback under incentive plans will be exercised. 13Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Approval is being sought for the following termination benefits Shareholder approval is being sought for all purposes, including for the purpose of sections 200B and 200E of the Act, for any termination benefits that may be provided to Relevant Executives as described in this appendix. This approval does not guarantee that any specific Relevant Executive will receive the benefits in the remuneration programmes described in this appendix, but rather preserves the discretions of the Board and the People & Remuneration Committee to determine the most appropriate termination package in accordance with this appendix. Under the Act, when seeking shareholder approval for a termination benefit, shareholders must be provided with details of the amount or value of the payment or benefit; or if that amount or value cannot be ascertained at the time of disclosure, the manner in which that amount or value is to be calculated and any matter, event or circumstance that will, or is likely to, affect the calculation of that amount or value. The amount or value of a benefit that a particular Relevant Executive may be entitled to will depend on a number of factors, including the manner in which the individual ceases in their role, the length of time they have been employed, changes in market practice, fluctuations in Rio Tinto’s share price and, in some cases, the exercise of discretions by the Boards or by the People & Remuneration Committee. Accordingly, it is not possible to state with certainty the amount or value of a payment or benefit that may become payable. Rather, Rio Tinto has set out in the tables below a range of benefits that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. Shareholder approval is being sought to the extent required to allow the provision of benefits up to the maximum amount or value under the relevant arrangements described in this appendix, including by the exercise of discretion as described and in addition to other benefits that are treated as exempt benefits under the Act (and which are not taken into account in calculating the termination cap). Alternatively, Rio Tinto and a Relevant Executive may agree not to rely on this approval to any extent and to instead rely on the provisions of the Act. Not all of the benefits in this appendix require shareholder approval. However, in the interests of good governance and transparency, the Board considers it appropriate to seek approval for all benefits that are potentially payable when a Relevant Executive ceases to hold office. Approval is sought for a three-year period If approval is obtained, it will be effective for a period of three years from the date the resolution is passed. That is, shareholder approval will be effective for all termination benefits paid or granted to a Relevant Executive who ceases to hold office or a position of employment during the period beginning at the conclusion of the Rio Tinto AGMs in 2023 and expiring at the conclusion of the Rio Tinto AGMs in 2026. If considered appropriate, the Directors would consider seeking a new approval from shareholders at the Rio Tinto AGMs in 2026. It can be reasonably anticipated that aspects of the relevant employment agreements, practices, relevant share plans and retirement plans will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as these agreements, practices and plans provide for the treatment on cessation of employment as set out in this appendix. Table 1: Potential benefits Agreement or plan Treatment on cessation of employment Employment agreements As described in the Group’s Remuneration Policy (as approved in 2021), certain executives have service contracts that, save as noted below, can be terminated by either party with 12 months’ notice in writing, or immediately by paying the base salary only in lieu of any unexpired notice. An initial notice period of up to 24 months during the first two years of employment, reducing to 12 months thereafter, may sometimes be necessary to secure an external appointment. All other Relevant Executives are employed pursuant to employment agreements which are capable of termination by Rio Tinto on giving the relevant period of notice under the agreement (generally between 12 and three months), or immediately by paying the base salary only in lieu of any unexpired notice. Relevant Executives may be required to undertake garden leave during all or part of their notice period and may receive their contractual salary, short term incentive plan (STIP), continued vesting of existing 2018 Equity Incentive Plan (2018 EIP) awards, and benefits during the notice period or the cash equivalent. Where applicable, tax equalisation and other expatriate benefits will continue in accordance with the Relevant Executive’s prevailing terms and conditions. Rio Tinto may make payment in lieu of some or all of the notice period in accordance with the terms of the employment agreement. This payment can include any amounts as contemplated by the employment agreement. 14 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Treatment on cessation of employment Employment agreements (continued) Accrued, but untaken, annual leave and any long-service leave will be paid out on termination, in accordance with the relevant country legislation and applicable practice applying to employees, which may be in excess of entitlements under law. For eligible leavers (as defined in the footnote below) in Australia, the value of the leave is calculated on the basis of base salary, target STIP and car allowance. No STIP is included where the executive is not an eligible leaver. On termination, Rio Tinto will pay relocation or expatriation benefits as agreed on the original expatriation and/or in accordance with its applicable policies on travel and relocation. Rio Tinto may also agree to pay the Relevant Executive the monetary value of relocation or expatriation benefits in lieu of actually providing them, including relocation or expatriation benefits that the Relevant Executive would have received during a period of notice that was paid in lieu. On termination, other than for cause, Rio Tinto may make a payment in consideration of the departing Relevant Executive confirming, extending or entering into appropriate restrictive covenants to protect Rio Tinto and its shareholders. The amount of such payment will be determined by the People & Remuneration Committee (or the CEO or Executive Committee acting under delegation from the People & Remuneration Committee) based on the content and duration of the covenant. Short Term Incentive Plan (STIP) If a Relevant Executive who is an eligible leaver1 leaves the Group during a performance year, the Relevant Executive may be awarded a pro rata portion of the STIP based on the portion of the year served and based on actual assessment of performance against targets. No portion of the award will be deferred into shares and any cash payment will be made at the normal STIP payment date. If a Relevant Executive provides Rio Tinto notice of their resignation during the performance year, but will not leave the Group until after the end of the performance year, the Relevant Executive may receive an award under the STIP. In these circumstances, the Relevant Executive will only be eligible to receive the cash portion of the award and will forfeit the deferred shares portion. As explained in the 2021 Remuneration Report, Rio Tinto has established a Consequence Management Framework, which provides guidelines as to how the People & Remuneration Committee’s discretions in incentive arrangements will be applied. This would include the exercise of discretions with respect to malus and clawback provisions, among other things. On termination, discretions under the STIP would be determined in light of the Consequence Management Framework. myShare (GESP) Purchased shares will be transferred to the Relevant Executive (or nominee) as soon as practicable. In the case of a Relevant Executive who is an eligible leaver, any conditional awards also vest in full and will be transferred to the Relevant Executive (or nominee) following termination. 2018 EIP The amount or value of a termination benefit that a Relevant Executive may be entitled to under the 2018 EIP will depend on a number of factors. Accordingly, it is not possible to confirm the amount or value of a payment or benefit that may become payable under the 2018 EIP. Rather, set out below and in the following section of this appendix is a description of a range of potential benefits under the 2018 EIP that may be treated as potential termination benefits, the manner in which the amount or value of that benefit may be calculated and the matters, events or circumstances that will, or will be likely to, affect the calculation of that amount or value. It can be reasonably anticipated that aspects of the 2018 EIP will be amended from time to time in line with market practice and changing governance standards and, where relevant, these changes will be reported in Rio Tinto’s Remuneration Report, which forms part of the Annual Report. However, it is intended that this approval will remain valid for as long as the 2018 EIP provides for the treatment on cessation of employment as set out in this appendix. 1. The concept of eligible leaver is defined in the relevant plans or policy. In general terms, an eligible leaver is an executive who leaves the Group by reason of ill health, injury, disability (as determined by the executive’s employer); transfer of the undertaking in which the executive works; change of control of the Relevant Executive’s employing company; or death. There is a discretion of the People & Remuneration Committee to treat a person as an eligible leaver, if there is no relevant plan or policy (for example, where there is an applicable practice applying to employees) or the plan or policy does not include a concept equivalent to eligible leaver. In addition to the definitions in the relevant plans or policy, the People & Remuneration Committee may exercise a discretion to treat a Relevant Executive as an eligible leaver. Further, if the circumstances warrant it, the People & Remuneration Committee may treat a Relevant Executive as an eligible leaver for some purposes, but not others. For example, the People & Remuneration Committee may decide to treat a Relevant Executive as an eligible leaver in full or in part under the 2018 EIP, but not under the STIP. Generally, where plans impose vesting conditions on awards, the plans also grant to the People & Remuneration Committee the discretion to vary or waive those conditions in certain circumstances. Across the plans, the powers and discretions of the People & Remuneration Committee are generally expressed as being powers and discretions of ‘the People & Remuneration Committee’ or ‘the Directors’. Additionally, such discretions are subject to the application of the Consequence Management Framework described above. 15Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Treatment on cessation of employment 2018 EIP (continued) Grants made under the 2018 EIP to Relevant Executives will be treated in accordance with the terms of the 2018 EIP, which (as reported in the 2021 Remuneration Report) has been amended to provide that awards will only vest following termination if the People & Remuneration Committee is satisfied that the recipient is an ‘eligible leaver’. The 2018 EIP also provides for the following, specific results: – awards will lapse if the Relevant Executive leaves the Group due to resignation, misconduct or any other reason at the discretion of the People & Remuneration Committee; – awards may lapse if the Relevant Executive breaches any applicable restrictions on competition, solicitation or the use of confidential information; – awards held by a Relevant Executive below Executive Committee level that are not subject to performance conditions may vest on leaving; – awards subject to a performance condition will be subject to the satisfaction of the performance condition/s; – the Committee can decide that an award subject to a performance condition will vest before the scheduled vesting date, but subject to the extent to which the performance condition has been achieved; – awards that vest on or after cessation will be reduced pro rata to reflect the fact that the Relevant Executive’s employment ceased before the scheduled vesting date. Pro rating will not apply to an award subject to a performance condition where the Relevant Executive leaves on or after the third anniversary of grant or to deferred bonus awards; and – if a Relevant Executive dies, the award will vest on the date of death. Most of the exceptions are subject to the People & Remuneration Committee’s2 discretion to vary the vesting date and/or the number of awards that will vest. Any dividend equivalent shares will be calculated on vested shares. The People & Remuneration Committee may determine to satisfy an entitlement under an award by paying the equivalent cash amount. The exercise of the People & Remuneration Committee’s discretions under the 2018 EIP is subject to the application of the Consequence Management Framework described above. Pension or superannuation plans Employment benefits typically include participation in a pension plan, superannuation scheme, or a cash allowance to contribute to a personal pension or superannuation scheme. These may be defined benefit plans or contribution plans. Rio Tinto may make employer contributions to such plans and may also facilitate employee contributions either directly or through salary sacrifice arrangements. In some cases, these plans are funded externally or constitute unfunded promises made by Rio Tinto. The contributions or entitlements provided by Rio Tinto may exceed the minimum statutory requirement or be provided in jurisdictions where there is no statutory requirement. Pensions may be payable before, at or after termination. Other benefits In certain jurisdictions, such as Canada and the USA, employees and their dependants may also be eligible for post-retirement benefits such as medical and life insurance. Rio Tinto may also agree to continue certain other benefits for a period following termination where the arrangements are provided under term contracts or in accordance with the terms of the service contract, for example relocation or expatriation benefits, payment for financial advice, tax advice and preparation of tax returns for a tax year. In some cases, a Relevant Executive may receive a modest retirement gift. Rio Tinto may also pay reasonable legal and other professional fees including outplacement support, to or in respect of a Relevant Executive in connection with any termination of employment. These may include legal fees incurred in negotiating a settlement or separation agreement with Rio Tinto. 2. The provisions of the plans provide, generally, that tasks to be performed by ‘Directors’ may be performed by the Board, a committee of the Board, or another person to which the Board has delegated authority to perform those tasks. Such tasks would include the exercise of discretions and the making of determinations concerning vesting. The references above to the ‘People & Remuneration Committee’ exercising particular discretions or making certain decisions reflects usual practice but is not intended to limit the identity of persons who may make such decisions under the rules of those plans. 16 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Treatment on cessation of employment Retrenchment policy If termination is a result of redundancy, the terms of the relevant local policy may apply. The Group’s retrenchment policy generally provides for a payment determined by reference to the number of years of service of the Relevant Executive and the total remuneration of the Relevant Executive as at the termination date. There is some variation in the retrenchment policy applying across the Group to reflect different market practice in the jurisdictions in which the Group operates. Applicable policies may provide for redundancy pay based on years of service, up to 3 months’ payment in lieu of notice (in addition to other notice entitlements) and other benefits. The benefits provided under the retrenchment policy are not contractual in nature and may be revised, reduced or otherwise varied by the Group. Other amounts payable at law While many of the termination benefits to which a Relevant Executive may become entitled on ceasing employment are provided under the relevant employment agreement, there may be additional benefits, the payment of which is required by law, depending on the jurisdiction in which the Relevant Executive is based at the time they cease employment. This approval is intended to cover any such payments. The value of the payments will be calculated as prescribed by law, which may take account of any number of factors (for example, the Relevant Executive’s length of service with Rio Tinto, the circumstances of the Relevant Executive’s cessation of employment, etc.). Settlement or separation agreements Rio Tinto may enter into a settlement or separation agreement with a Relevant Executive in connection with the termination of their employment. In accordance with the Remuneration Policy, Rio Tinto may agree in the settlement or separation agreement to pay such amount as it determines is reasonable to settle any claims which in the People & Remuneration Committee’s view are legitimate which the Relevant Executive may have in connection with the termination of employment. Rio Tinto may also agree to other clauses that are typically included in settlement or separation agreements (for example, confidentiality, releases, non-disparagement, etc.). Table 2: Relevant circumstances Agreement or plan Circumstances affecting the calculation or amount of benefits3 Employment agreements The circumstances of the Relevant Executive’s cessation of employment. The Relevant Executive’s base pay and, where appropriate, contractual benefits and other benefits (for example, STIP, relocation and expatriation benefits, etc.) at the time of cessation of employment. Whether the Relevant Executive is an employee requiring repatriation or relocation. The Relevant Executive’s length of service with Rio Tinto. The amount of leave accrued by the Relevant Executive. The statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The content and duration of the restrictive covenant and prevailing market practice. Any other factors that the People & Remuneration Committee determines to be relevant when exercising its discretion. Short Term Incentive Plan (STIP) The circumstances of the Relevant Executive’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy or termination for cause). The Relevant Executive’s base pay at the time of cessation of employment. The Relevant Executive’s target STIP opportunity for the period, which will be set in advance in accordance with the Remuneration Policy. The time period served during the performance or vesting year by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. Any other factors that the People & Remuneration Committee determines to be relevant when exercising its discretion under the STIP (such as the assessment of the performance of the Relevant Executive up to the termination date). 17Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 1 – Further explanatory notes on Resolution 4 Agreement or plan Circumstances affecting the calculation or amount of benefits3 Employee Incentive Plans (GESP and 2018 EIP) The circumstances of the Relevant Executive’s cessation of employment. The level of employment of the Relevant Executive (for example, whether the Relevant Executive is employed below Executive Committee level). The number of awards held by the Relevant Executive prior to cessation of employment. The time period served during the performance period by the Relevant Executive up to the date of cessation of employment. The applicable performance measures and performance against those measures. The number of awards that vest and their applicable vesting date(s). The market price of Rio Tinto shares at the relevant time. The dividends declared over the vesting period of the awards. The applicable statutory requirements of the jurisdiction in which the Relevant Executive is employed and any change in those requirements. Any other factors that the People & Remuneration Committee determines to be relevant when exercising a discretion (such as the assessment of the performance of the Relevant Executive up to the termination date, the reduction of vesting levels of awards, the non-vesting of awards and the clawing back of awards). Nothing in this approval is intended to limit the exercise of such discretion. Pension or superannuation plans The applicable statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The Relevant Executive’s remuneration and years of service. The pension or superannuation plan the Relevant Executive participates in. The value of contributions made and earnings and capital growth or loss. The manner in which the governing rules of the pension or superannuation plan provide for calculation of the relevant benefit. The fees, taxes, costs, and expenses deducted from the Relevant Executive’s account. The terms of any insurance policies that are referrable to the Relevant Executive. Other benefits The circumstances of the Relevant Executive’s cessation of employment. The applicable statutory requirements and market practice of the jurisdiction in which the Relevant Executive is employed. The value of the services, benefits or entitlements that the Relevant Executive is given. Any other factors that the People & Remuneration Committee determines to be relevant when exercising a discretion. Retrenchment policy Retrenchment policies in each jurisdiction are aligned with local market practice and applicable law. The number of years of service and base pay and other benefits as at the termination of employment. Other amounts payable at law The applicable statutory requirements of the jurisdiction in which the Relevant Executive is employed and any change in those requirements. Settlement or separation agreements The circumstances of the Relevant Executive’s cessation of employment (for example, whether cessation of employment arises due to resignation, retirement or redundancy or termination for cause). Any claims that the Relevant Executive may have in connection with the termination of employment and the reasonable value of those claims. The clauses that are typically included in settlement or separation agreements from time to time. 3. In all cases, treatment will be subject to, and in accordance with, these explanatory notes, the Remuneration Policy, where applicable the terms of any applicable plan, policy or contract and the law. For example, under some Employee Incentive Plans, the People & Remuneration Committee retains the discretion in certain circumstances to reduce the level of vesting of an award, determine that an award does not vest or clawback an award made after vesting. Nothing in this approval is intended to limit the exercise of such discretions. 18 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 2 – Summary of terms of any Buy-Back Tenders Off-market tenders Any Buy-Back Tender would be conducted as an off-market buy-back tender. An off-market buy-back tender involves Rio Tinto Limited inviting each shareholder who is eligible to participate to tender to sell Ordinary Shares to Rio Tinto Limited on the terms to be set out in the relevant Buy-Back Booklet. If Rio Tinto Limited accepts the tender, then a buy-back agreement is formed on those terms. Participation in a Buy-Back Tender would be on a voluntary basis. Eligible shareholders would not have to sell their Ordinary Shares if they did not want to. Shareholders would also have the right to withdraw tenders during the period in which tenders can be made (the Tender Period), subject to complying with specified notification procedures. The principal terms of any Buy-Back Tender would be substantially as set out below. Tender process overview Each shareholder eligible to participate in a Buy-Back Tender would be able to submit a tender if they wish to sell Ordinary Shares. The tender must specify the number of Ordinary Shares the shareholder offers to sell, which may be up to all of their holding as at the relevant record date, and must specify the nominated discount(s) (within the tender discount range to be specified in the relevant Buy-Back Booklet) to the relevant market price at which the shareholder offers to sell their tendered Ordinary Shares. For these purposes, the relevant market price would be the volume weighted average price of all trades of Ordinary Shares on ASX’s trading platform during the five trading days up to and including the closing date of the Tender Period, including the closing single price auction but excluding not “at-market” trades (eg special crossings, crossings prior to the commencement of the open session state, crossings during overnight trading, overseas trades, trades pursuant to the exercise of options over Ordinary Shares, and any other trades that the Directors determine to exclude on the basis that the trades are not fairly reflective of natural supply and demand) (VWAP). Details would be in the relevant Buy-Back Booklet. The specified tender range would be a range of discounts at 1% intervals. The largest discount is expected to be no less than 14%, but it could be greater, and the smallest discount would not be less than 5%, but it could be greater. Shareholders would be able to submit offers to sell different blocks of their shareholding for different discounts within the specified tender discount range, subject to the rule for shareholders with Small Shareholdings (described below). Alternatively, shareholders would be able to submit a “Final Price Tender”. A Final Price Tender is a tender in which the shareholder elects to receive the Buy-Back Price (described below) determined through the tender process. The tender form for a Buy-Back Tender may also specify a range of prices (in specific dollar amounts) which can be chosen by tendering shareholders as the minimum price at which they wish to have their Ordinary Shares bought back (Minimum Price), having first selected their tender discount. In that scenario, if the Buy-Back Price under a Buy-Back Tender is below the Minimum Price selected by the shareholder, that tender would not be accepted. After the close of the Tender Period, Rio Tinto Limited would determine the largest discount within the tender range (the Buy-Back Discount) which would enable Rio Tinto Limited to buy back the number of Ordinary Shares that it determines to buy back. All shareholders submitting successful tenders would receive the same price (the Buy-Back Price) for each Ordinary Share bought back from them. If the buy-back proceeds, Rio Tinto Limited would accept Ordinary Shares tendered at a discount which is equal to or greater than the Buy-Back Discount or as a Final Price Tender subject to the scale back mechanism (as described below). After the close of the Tender Period, Rio Tinto Limited’s shareholders would be advised by announcement to the ASX of the total number of Ordinary Shares to be bought back, the Buy-Back Discount and the Buy-Back Price. Shareholders with Small Shareholdings It is likely that any shareholder who has a Small Shareholding (ie a registered holding of a number of Ordinary Shares equal to or less than the number specified in the relevant Buy-Back Booklet) would be able to tender all but not some of their Ordinary Shares under a Buy-Back Tender and they would only be able to do so at only one of the specified discounts or as a Final Price Tender. Scale back mechanism If the total number of Ordinary Shares tendered at a discount, which is equal to or greater than the Buy-Back Discount and as Final Price Tenders is more than the number of Ordinary Shares Rio Tinto Limited wishes to buy back, then a scale back mechanism would be applied. The mechanism would most likely operate as follows. (a) Where the Buy-Back Discount is lower than the maximum discount in the tender discount range: (i) tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) tenders at a discount greater than the Buy-Back Discount and Final Price Tenders would be accepted in full; (iv) a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount; (v) Excluded Tenders (see below) would be accepted in full; and (vi) Ordinary Shares tendered at a discount equal to the Buy-Back Discount (other than Final Price Tenders, Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. 19Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

Appendix 2 – Summary of terms of any Buy-Back Tenders (b) Where the Buy-Back Discount is equal to the maximum discount in the tender discount range: (i) tenders at a discount smaller than the Buy-Back Discount would be rejected; (ii) tenders conditional on a Minimum Price that is greater than the Buy-Back Price would be rejected; (iii) a Priority Allocation (see below) would be bought back from each shareholder who tendered Ordinary Shares at a discount equal to the Buy-Back Discount or as a Final Price Tender; (iv) Excluded Tenders (see below) would be accepted in full; and (v) Ordinary Shares tendered at a discount equal to the Buy-Back Discount and as Final Price Tenders (other than Priority Allocations and Excluded Tenders) would be scaled back on a pro rata basis. If a scale back is applied, all fractions would be rounded down to the nearest Ordinary Share. Excluded Tenders An Excluded Tender is a tender submitted by a shareholder who tenders all of their Ordinary Shares at a discount equal to or greater than the Buy-Back Discount or as Final Price Tenders and who would have a shareholding below a specified threshold as a result of a scale back. Priority Allocation In the event of a scale back, a Priority Allocation would apply as described above in respect of up to the number of Ordinary Shares as specified in the relevant Buy-Back Booklet to be the Priority Allocation that is successfully tendered by each shareholder. Effect of Buy-Back Tender on voting rights and dividend rights Shareholders would be entitled to vote (in accordance with the voting rights attached to their Ordinary Shares) at any meeting of Rio Tinto Limited that is held during the relevant Tender Period, even if they have lodged a tender to sell some or all of their Ordinary Shares to Rio Tinto Limited under a Buy-Back Tender. Shareholders would also be entitled to any dividends (in accordance with the dividend rights attached to their Ordinary Shares) where the record date for the dividend occurs prior to the date on which Rio Tinto Limited enters into the buy-back agreements with shareholders under a Buy-Back Tender. Once a buy-back agreement is entered into in respect of Ordinary Shares tendered, by operation of the Corporations Act the rights attaching to those Ordinary Shares would be suspended and immediately after the registration of the transfer of Ordinary Shares bought back by Rio Tinto Limited, the Ordinary Shares would be cancelled. Buy-Back Price The consideration for a buy-back of Ordinary Shares under a Buy-Back Tender would be a cash amount determined in accordance with the following formula: A = B x (1 – C) Where: – A is the Buy-Back Price (that is, the price per Ordinary Share, rounded to the nearest cent, to be paid for all Ordinary Shares bought back under the Buy-Back Tender). – B is the relevant VWAP (as discussed above). – C is the Buy-Back Discount. So, for example, if the relevant VWAP (i.e. B) is A$115.46, and the Buy-Back Discount (i.e. C) is 14%, the Buy-Back Price would be A$99.30 (i.e. A$115.46 (1 – 0.14)). Eligible Shareholders Rio Tinto Limited would invite all holders of Ordinary Shares (on its register on the record date used to determine entitlements to participate in a Buy-Back Tender) to make an offer to have Ordinary Shares bought back by Rio Tinto Limited under a Buy-Back Tender, save that the Board reserves the right not to extend the invitation to participate to shareholders resident outside Australia and New Zealand and, in any event, shareholders will not be able to participate to the extent that any laws prevent or restrict participation (e.g. Rio Tinto Limited may be prevented or restricted from paying any proceeds to particular shareholders). Further information would be set out in the relevant Buy-Back Booklet provided in respect of a Buy-Back Tender. 20 Rio Tinto Limited 2023 Notice of annual general meeting | riotinto.com

General information


HAY ST
KING ST
MOUNT ST
SPRING ST
MILL ST
ST GEORGES TCE
Perth Underground
Elizabeth Quay Busport
MOUNTS BAY RD
WILLIAM ST
HOWARD ST
RIVERSIDE DRIVE
MITCHELL FREEWAY
BARRACK ST
Elizabeth Quay Train Station
Perth Convention and Exhibition Centre
Elizabeth Quay Ferry Terminal
SWAN RIVER
Barrack Street Jetty

Location

The address of the Perth Convention and Exhibition Centre (PCEC) is 21 Mounts Bay Road, Perth, Western Australia. The meeting will be held in the BelleVue Ballroom on Level 3.

PCEC is located in the heart of Perth, adjacent to the Swan River. The location provides quick and easy access to and from the PCEC by car, train, bus, taxi and on foot. For more information on PCEC please visit www.pcec.com.au.

Access to the PCEC via public transport is via the Elizabeth Quay Bus Station or from the Elizabeth Quay Train Station. For more information about public transport options to the PCEC, please visit www.transperth.wa.gov.au.

Security

Security measures will be in place to ensure your safety. Please note that bag searches will be in operation and any items deemed inappropriate will be removed and stored in the cloakroom until the end of the event.

Annual Report

Access our Annual Report at riotinto.com/annualreport

Investor Centre

At Rio Tinto we want shareholders to take advantage of electronic communications. By signing up to receive e-communications you will be helping to reduce print, paper and postage costs and the associated environmental impact.

To sign up for e-communications visit www.investorcentre.com/rio

Investor Centre is a free, secure, self-service website, where shareholders can manage their holdings online. The website enables shareholders to:

- view share balances;
- change address details;
- view payment and tax information; and
- update payment instructions.

Shareholders who register their email address on Investor Centre can be notified electronically of events such as annual general meetings, and can receive shareholder communications such as the Annual Report, Notice of Meeting and other shareholder communications electronically.

Share registry

Please contact our registrar if you have any queries about your shareholding:

Computershare Investor Services Pty Limited
GPO Box 242,
Melbourne, Victoria 3001,
Australia

www.investorcentre.com/rio

Telephone: +61 (0) 3 9415 4030

Fax: 1800 783 447 (within Australia) or +61 (0) 3 9473 2555

Australian residents only, toll free: 1800 813 292

New Zealand residents only, toll free: 0800 450 740

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